

04016975

E COMMISSION
20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___AND ENDING___December 31, 2003___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tamar Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Blvd., Suite 200

(No. and Street)

Beachwood   Ohio   44122

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamra F. Gould   (216) 595-0496

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.

(Name – if individual, state last, first, middle name)

27955 Clemens Road   Westlake   Ohio   44145

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 200°
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Tamra F. Gould _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Tamar Securities, Inc. _____ , as of _____ December 31 _____ , 2003 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____

_____

_____
Signature

MEGA A. TOBIAS
Notary Public, State of Ohio
My Commission Expires Aug. 30, 2006

_____
Notary Public

_____
President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplemental Information

Tamar Securities, Inc.

For the Year Ended December 31, 2003
With Independent Auditor's Report

Tamar Securities, Inc.
Financial Statements and Additional Information
For the Year Ended December 31, 2003

CONTENTS



McCurdy & Associates CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

Board of Directors
Tamar Securities, Inc.:

We have audited the accompanying statement of financial condition of Tamar Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamar Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934.. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 23, 2004

1

Tamar Securities, Inc.
Statement of Financial Condition
as of
December 31, 2003

Assets

Cash and cash equivalents	$ 5,719
Receivable from clearing firm	2,617,484
Marketable securities owned, at market value	14,458,822
Interest and dividends receivable	37,141
Furniture and equipment, at cost, net	
of accumulated depreciation of $37,610	10,366
Other assets	10,319
Intangible pension asset	445,927
	$17,585,778

Liabilities and Stockholder's Equity

Liabilities:	
Interest and dividends payable	$ 19,231
Securities sold, not yet purchased, at market value	7,812,467
Accrued pension liability	445,927
	8,277,625
Commitments and contingent liabilities:	
Subordinated borrowings	1,880,000
Stockholder's Equity:	
Common stock without par value; authorized,	
issued and outstanding 100 shares	25,000
Additional paid-in capital	820,000
Retained earnings	6,583,153
Total Stockholder's Equity	7,428,153
	$17,585,778

The accompanying notes are an integral part of these financial statements.

2

Tamar Securities, Inc.
Statement of Income
For the Year Ended December 31, 2003

Revenues

Interest and dividend income	$ 974,538
Trading income (loss)	1,597,211
Total Revenue	$ 2,571,749

Expenses

Employee compensation and benefits	611,915
Interest and dividends on securities sold, not yet purchased	336,639
Interest on subordinated borrowings	150,400
Professional fees	18,760
Depreciation expense	3,134
Payroll taxes	44,499
Other operating expenses	116,269
Total Expenses	1,281,616
Net Income	$ 1,290,133

The accompanying notes are an integral part of these financial statements.

Tamar Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2003	$25,000	$820,000	$5,293,020
Net income (loss) for the year	0	0	1,290,133
Balances at December 31, 2003	$25,000	$820,000	$6,583,153

The accompanying notes are an integral part of these financial statements.

Tamar Securities Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2003

Subordinated borrowings at January 1, 2003	$1,880,000
Increase	0
Decrease	0
Subordinated borrowings at December 31, 2003	$1,880,000

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net income (loss)	$ 1,290,133
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	3,134
(Increase) decrease in operating assets and liabilities	
Securities owned, net	208,959
Receivable from clearing firm, net	(1,602,109)
Interest and dividend receivable	27,712
Other assets	(662)
Interest and dividends payable	10,829
Securities sold, not yet purchased, net	63,772
Net Cash Provided from Operating Activities	1,768

Cash flows used in investing activities:

Purchase of furniture and equipment	(1,760)
Net Cash Used in Investing Activities	(1,760)

Increase in cash	8
Cash and cash equivalents - Beginning of the year	5,711
Cash and cash equivalents – End of the year	$ 5,719

Supplemental disclosures:

Interest paid	$ 282,289
Income taxes paid	$ 44,499

The accompanying notes are an integral part of these financial statements.

Note A - Organization and Operations

Tamar Securities, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934. The Company does not carry customer accounts or securities nor does it currently have any customers. The Company is in the business of trading and purchasing convertible securities to find arbitrage opportunities.

The Company registered with the Securities and Exchange Commission on September 9, 1991 and began doing business in November 1991.

Note B - Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company reports its security transactions on a trade date basis and calculates gains and losses using the specific identification method.

The Company operates under Subchapter S of the Internal Revenue Code. Under this election, all federal tax liabilities flow through to the stockholders and a provision for income taxes is not recorded in the financial statements except for foreign taxes withheld from dividends received.

For financial reporting purposes, cash and cash equivalents consist of cash on deposit and cash in a money market fund. These funds are highly liquid and readily accessible by the Company.

Interest receivable is accrued on bonds where the collection of interest is not in doubt, otherwise interest is recognized when received.

Furniture and equipment are stated at cost and are depreciated on a straight-line method over the estimated useful lives.

Note C - Operating Lease

The Company leases its office space for approximately $500 per month and equipment for approximately $2,000 per month on a month to month basis. Rent expense and equipment leases for the year ended December 31, 2003 was $35,987.

Note D - Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at market value, and the difference between cost and market value is reflected in revenue.

	Securities Owned	Securities Sold Not Yet Purchased
Common and convertible preferred stock	$14,224,722	$7,812,467
Convertible corporate bonds	234,100	0
	$14,458,822	$7,812,467

Note E - Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain minimum net capital, as defined under such rule. At December 31, 2003, the Company had net capital of $6,674,528 which was $6,574,528 in excess of its required net capital of $100,000. In addition, aggregate indebtedness, as defined, cannot exceed 1,500% of net capital. At December 31, 2003, the Company's percentage of aggregate indebtedness to net capital was approximately .29%.

Note F - Exemption From Rule 15c3-3

The Company does not hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note G - Pension Plan

The Company maintains a deferred benefit pension plan covering an employee. The Company policy is to fund contributions as permitted by the Employee Retirement Income Security Act of 1974. The Plan provides pension benefits that are based primarily on years of service. The following table summarizes the benefit obligations, the fair value of assets and the funded status for the year ending December 31, 2003:

Benefit obligation at December 31	$1,712,566
Fair value of plan assets at December 31	1,266,639
Funded status at December 31	$ (445,927)

Note G - Pension Plan (Cont'd)

The amounts of contributions and benefits payable from the plan are as follows:

Employer contributions	$167,778
Participant contributions	0
Benefit payments	0

The following table provides the amounts recognized in the statement of financial position as of December 31, 2003:

Accrued benefit cost	$391,892
Unrecognized actuarial (gain) loss	(111,744)
Unrecognized prior service costs	165,809
Intangible pension asset, accrued pension liability	$445,957

The following table provides the net periodic benefit cost for 2003:

Net periodic benefit cost	$243,203
Curtailment (gain) loss	0
Settlement (gain) loss	0
Net periodic benefit cost after curtailments and settlements	$243,203

Plan assets are invested principally in mutual funds which invest in interest bearing securities.

The projected benefit obligation was determined primarily using an assumed discount rate of 7% and a future compensation rate of 4%. The assumed long-term rate of return on assets is 7%.

Note H - Related Party Transactions

An officer/key employee loaned the Company $1,880,000 in the form of notes subordinated to the claims of general creditors as reported in Note I.

Note I - Subordinated Borrowings

At December 31, 2003, subordinated borrowings consisted of notes payable to an officer of the Company totaling $1,880,000 bearing interest at 8% due on January 15, 2006. Interest expense incurred-paid on subordinated borrowings amounted to $150,400 during 2003.

Tamar Securities, Inc.

Supplemental Information

December 31, 2003

Tamar Securities, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2003

Net Capital

Total stockholder's equity from statement of financial condition		$7,428,153
Subordinated borrowings		1,880,000
Total stockholder's equity qualified for net capital		9,308,153

Deductions and/or Charges:
Non-allowable assets:

Furniture and equipment, net	10,366	
Other assets	12,984	
Conversion loss (profit)	4,889	(28,239)

Net Capital Before Haircuts on Security Positions	9,279,914
Haircuts on securities [computed pursuant to 15c3-1(f)]	(2,605,386)
Net Capital	$6,674,528

Computation of aggregate indebtedness

Liabilities from statement of financial condition	$ 19,231

Computation of basic net capital requirement

6 2/3% (.0667) of aggregate indebtedness	$ 1,283
Minimum required net capital	$ 100,000
Excess net capital	$6,574,528
Percentage of aggregate indebtedness to net capital	.29%
Excess net capital at 1,000%	$6,672,605

Tamar Securities, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2003

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2003 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2003
Net capital, as reported in Company's form X-17a-5, Part IIA	$6,674,528
Net audit adjustments	0
Net capital, as reported in Schedule I	$6,674,528

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report on Internal Control Required by SEC
Rule 17a-5 for a Broker-Dealer Claiming an
Exemption From SEC Rule 15c3-3

To The Board of Directors
Tamar Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Tamar Securities, Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 23, 2004